[redacted]

08027669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
112

SEC FILE NUMBER
8-34046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Avenue
(No. and Street)

Overland Park (City) | KS (State) | 66202-4200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Schieber | (913) 236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste 160 (Address) | Kansas City (City) | MO (State) | 64106-2170 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Controller

Title

Notary Public MCE-09-16 11

CATH... NOTARY PUBLIC STATE OF KANS...

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

IVY FUNDS DISTRIBUTOR, INC.

Financial Statements, Supplemental Schedules, and
Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Ivy Funds Distributor, Inc.

We have audited the accompanying balance sheet of Ivy Funds Distributor, Inc. (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, comprehensive loss, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy Funds Distributor, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 18, 2008

IVY FUNDS DISTRIBUTOR, INC.

Balance Sheet

December 31, 2007

(In thousands)

Assets

Assets:		
Cash and cash equivalents	$	32,317
Receivables:		
Fund receivables		4,470
Due from affiliates		293
Income tax receivable from parent		2,577
Other receivables		12
Deferred income taxes		7
Prepaid expenses and other current assets		189
Total current assets		39,865
Property and equipment, net		502
Deferred sales commissions, net		31,157
Other assets		383
Total assets	$	71,907

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	819
Accrued compensation		4,892
Accrued commissions		13,338
Due to affiliates		214
Other current liabilities		198
Total current liabilities		19,461
Deferred income taxes		5,443
Accrued pension		394
Total liabilities		25,298
Commitments and contingencies (Note 10)		
Stockholder's equity:		
Common stock, $0.001 par value: 1,000 shares authorized; 100 shares issued and outstanding		—
Additional paid-in capital		113,229
Accumulated other comprehensive income		5
Deficit		(66,625)
Total stockholder's equity		46,609
Total liabilities and stockholder's equity	$	71,907

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Operations

Year ended December 31, 2007

(In thousands)

Revenue:		
Underwriting and distribution fees	$	91,567
Investment and other revenue		919
Total revenue		92,486
Expenses:		
Underwriting and distribution		136,058
General and administrative		110
Depreciation		115
Total expenses		136,283
Loss before income tax benefit		(43,797)
Income tax benefit		15,485
Net loss	$	(28,312)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

(In thousands)

	Common stock		Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2006	100	$ —	$ 66,971	$ (38,313)	$ (89)	$ 28,569
Net loss	—	—	—	(28,312)	—	(28,312)
Capital contribution from parent	—	—	46,225	—	—	46,225
Excess tax benefits from share-based payment arrangements	—	—	33	—	—	33
Pension benefits	—	—	—	—	94	94
Balance at December 31, 2007	100	$ —	$ 113,229	$ (66,625)	$ 5	$ 46,609

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Comprehensive Loss

Year ended December 31, 2007

(In thousands)

Net loss	$	(28,312)
Other comprehensive income:		
Pension benefits, net of income taxes of $54		94
Comprehensive loss	$	(28,218)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

Year ended December 31, 2007

(In thousands)

Cash flows from operating activities:		
Net loss	$	(28,312)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		115
Excess tax benefits from share-based payment arrangements		(33)
Loss on sale and retirement of property and equipment		1
Deferred income taxes		1,526
Changes in assets and liabilities:		
Fund receivables		(348)
Due to affiliates		(537)
Income tax receivable from parent		(1,190)
Other receivables		517
Deferred sales commissions, net		(13,560)
Prepaid expenses and other assets		(422)
Accounts payable		32
Due from affiliates		(220)
Accrued commissions		6,619
Accrued expenses		3,785
Net cash used in operating activities		(32,027)
Cash flows from investing activities:		
Additions to property and equipment		(169)
Net cash used in investing activities		(169)
Cash flows from financing activities:		
Capital contribution from parent		46,225
Excess tax benefits from share-based payment arrangements		33
Net cash provided by financing activities		46,258
Net increase in cash and cash equivalents		14,062
Cash and cash equivalents at beginning of year		18,255
Cash and cash equivalents at end of year	$	32,317
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	(15,543)

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Organization

Ivy Funds Distributor, Inc. (the "Company" or "IFDI") is a wholly owned subsidiary of Ivy Investment Management Company ("IICO"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). IFDI is a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc. ("WDR"), a publicly traded company.

The Company, as a broker-dealer, has underwriting agreements with the Ivy Funds Inc. and Ivy Funds portfolios (collectively, the "Ivy Funds"), allowing the Company the exclusive right to sell redeemable shares of the Ivy Funds on a continuous basis. The Company does not engage in the retail offering of the Ivy Funds, but enters into selling agreements authorizing third parties to offer the Ivy Funds. In addition, the Company also receives Rule 12b-1 service and distribution fees from the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Ivy Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses related to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Ivy Funds. The Ivy Funds are sold in various classes that are substantially structured in ways to conform to industry standards (i.e. "front-end load," "back-end load," "level-load," and institutional).

The Company is dependent on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which result in an excess of underwriting and distribution costs over the associated revenue from such activities.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Substantially all cash balances are in excess of federal deposit insurance limits.

Disclosures About Fair Value of Financial Instruments

Fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

Property and Equipment

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization is calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to ten years for furniture, fixtures, data processing equipment, computer software, equipment and machinery; and up to fifteen years for leasehold improvements.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to third parties in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Ivy Funds Class B shares are deferred and then amortized on a straight-line basis over five years which approximates the expected life of the shareholders' investments. The costs incurred at the time of the sales of Ivy Funds Class C shares are deferred and amortized on a straight-line basis over 12 months. The Company recovers such costs through Rule 12b-1 distribution fees, which are paid on Class B and Class C shares of the Ivy Funds, along with contingent deferred sales charges ("CDSC's") paid by shareholders who redeem their shares prior to completion of the required holding periods (six years for a Class B share and 12 months for a Class C share). Should the Company lose the ability to recover such sales commissions through distribution fees or CDSC's, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjusts them accordingly.

Revenue Recognition

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date.

The Company collects Rule 12b-1 service and distribution fees under distribution and service plan agreements (compensatory and/or reimbursement) with the Ivy Funds. The reimbursement plan allows for reimbursement to the Company of certain Rule 12b-1 eligible expenses, not to exceed a maximum of

25 basis points of average daily net assets under management on an annual basis. Rule 12b-1 service and distribution fees are collected for costs related to the distribution and servicing of mutual fund shares such as sales commissions paid to other broker-dealers, advertising, sales brochures, and costs for providing ongoing services to mutual fund shareholders. The compensatory plan allows for payment to the Company of 25 basis points of average daily net assets under management on an annual basis. The Company must engage in activities that are intended to result in the sale of mutual fund shares.

Advertising and Promotion

The Company expenses all advertising and promotion costs as incurred. Advertising expense, which is recorded in underwriting and distribution expense in the statement of operations, was $2,317,000 for the year ended December 31, 2007.

Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns in all periods.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by Financial Accounting Standards Board ("FASB") Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"* ("FIN 48"). Deferred tax assets and deferred tax liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of the assets or liabilities and their amounts as reported under U.S. generally accepted accounting principles. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. The excess tax benefits from share-based payments were $33,000 for 2007.

(Continued)

(2) Property and Equipment

A summary of property and equipment at December 31, 2007 is as follows (in thousands):

		Estimated useful lives
Furniture and fixtures	$ 370	3 – 10 years
Data processing equipment and computer software	247	3 – 10 years
Equipment and machinery	52	3 – 10 years
Leasehold improvements	78	1 – 15 years
Property and equipment, at cost	747	
Accumulated depreciation	(245)	
Property and equipment, net	$ 502	

(3) Income Taxes

The provision for income taxes for the year ended December 31, 2007 consists of the following (in thousands):

Current:	
Federal	$ (15,888)
State	(1,049)
	(16,937)
Deferred taxes	1,452
Income tax benefit from operations	$ (15,485)

Following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 35% (in thousands):

Expected federal income tax benefit	$ (15,329)
State income tax benefit, net of federal liability	267
Valuation allowance	(835)
Other	412
Income tax benefit attributable to loss from operations	$ (15,485)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2007 are presented as follows (in thousands):

Deferred tax liabilities:		
Deferred sales commissions, net	$	(5,737)
Property and equipment		(28)
Unrealized pension benefit		(3)
Federal liability on unrecognized state benefits		(167)
Other		(62)
Total gross deferred liabilities		(5,997)
Deferred tax assets:		
Unvested restricted stock		301
Benefit plans		147
Accrued expenses		100
Net operating loss carryforwards		267
Unused state tax credits		11
Other		2
		828
Valuation allowance		(267)
Total gross deferred assets		561
Net deferred tax liabilities	$	(5,436)

As of December 31, 2007, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $267,000 at December 31, 2007. The carryforwards, if not utilized, will expire between 2011 and 2027. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in these states to realize the benefit of these state net operating loss carryforwards and, accordingly, a valuation allowance in the amount of $267,000 has been established at December 31, 2007.

The Company generated state tax credits of $11,000 in 2007 that will expire between 2027 and 2029 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration date.

In June 2006, FASB issued FIN 48 to clarify certain aspects of accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax provision is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 on January 1, 2007.

(Continued)

As disclosed in note 1, the Company joins in filing certain consolidated federal and state income tax returns with its parent, WDR. WDR has unrecognized tax benefits under FIN 48, that if settled, would result in the allocation of the FIN 48 liability to each subsidiary under an intercompany tax sharing arrangement, that includes the Company, based on the taxable income generated by each subsidiary. If WDR realizes its unrecognized tax benefits due to a future event, the Company would be reimbursed by WDR as the Company's tax losses reduce the WDR consolidated FIN 48 liability, including penalties and interest. The Company had an asset recorded of $478,000 and $165,000 as of December 31, 2007 and January 1, 2007, respectively, for the reimbursement it would receive from WDR based on settlement of the intercompany tax sharing arrangement.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. During 2006, WDR settled five open tax years, 2000 through 2004, that were undergoing audit by the United States Internal Revenue Service. The Company was included in this audit for the years 2002 through 2004 in which it participated in the filing of consolidated tax returns with WDR. The 2005 and 2006 federal income tax returns are the only open tax years that remain subject to potential future audit.

WDR is currently being audited in three other state jurisdictions in which the Company participated in the filing of consolidated tax returns with WDR. It is reasonably possible that audit settlement will occur in these jurisdictions within the next 12-month period. It is estimated that the Company's potential FIN 48 benefit due from WDR could decrease by approximately $66,000 to $241,000 upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income. State income tax returns for all years after 2002 are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(4) Pension Plan

The Company participates in the WDR sponsored non-contributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2007 were $182,000 and accrued pension costs in the amount of $394,000 were recorded in the balance sheet at December 31, 2007.

The total projected benefit obligation of the Plan is $94,893,000, of which $799,000 relates to the Company. The total pension benefits asset (representing pension plan assets in excess of the projected benefit obligation) recorded on the balance sheet of WDR at December 31, 2007 is $14,929,000.

(5) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2007 were $343,000.

(Continued)

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $12,328,000 that was $10,995,000 in excess of its required net capital of $1,333,000. The Company's ratio of aggregate indebtedness to net capital was 1.62 to 1 at December 31, 2007. The difference between net capital and stockholder's equity is primarily the nonallowable assets that are excluded from net capital. See schedule 1 for additional information regarding net capital.

(7) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Non-vested stock awards are valued on the date of grant, have no purchase price and vest over four years in 33 ⅓% increments on the second, third and fourth anniversaries of the grant date. Under the parent company's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. For the year ended December 31, 2007, the Company recorded share-based compensation expense totaling $608,000 which is included in underwriting and distribution in the statement of operations.

(8) Transactions with Related Parties

The current amount due from affiliates at December 31, 2007 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products in the amount of $293,000. The current amount due to affiliates at December 31, 2007 includes amounts due for administrative and other services of $214,000.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the affiliates. The Company recorded $22,432,000 for these charges for 2007. A portion of these charges was capitalized as deferred sales commissions. See Note 1.

(9) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2007, three firms were responsible for approximately 19%, 15%, and 7%, respectively, of the Company's mutual fund sales.

Of the Company's total revenue, 16% is earned from transactions with Ivy Asset Strategy Fund and 14% is earned from transactions with Ivy Global Natural Resources Fund. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse effect on the Company's revenues.

(10) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular year.

Schedule 1

IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

(In thousands)

Total stockholder's equity per balance sheet	$	46,609
Additions to capital – noncurrent deferred tax adjustment		6,002
Total stockholder's equity for computation of net capital		52,611
Nonallowable assets		(40,283)
Net capital		12,328
Minimum net capital requirements		1,333
Excess of net capital over minimum net capital requirements	$	10,995
Aggregate indebtedness	$	19,997
Ratio: Aggregate indebtedness to net capital		1.62

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

IVY FUNDS DISTRIBUTOR, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3
Information Relating to the Possession or Control Requirements under 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(1) of that rule.

See accompanying independent auditors' report.

Schedule 3

IVY FUNDS DISTRIBUTOR, INC.

Reconciliation of Total Assets Included in the December 31, 2007
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2007 Focus Report

(In thousands)

Total assets per the December 31, 2007 audited financial statements	$	71,907
Reclassifications/adjustments		701
Total assets per the 2007 Focus Report	$	72,608

See accompanying independent auditors' report.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Ivy Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ivy Funds Distributor, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Revenue Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 18, 2008

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